Exhibit 99A

                       ALBERT INVESTMENT STRATEGIES, INC.

                           1304 SW 160th Avenue, #209
                            Fort Lauderdale, FL 33326
                                 (954) 384-4801

October 16, 2007

Mr. Paul Echenberg, Chairman
Mr. Anthony Lombardo, CEO
E-Z-EM, Inc.
1111 Marcus Avenue
Lake Success, NY 11042

Dear Messrs. Echenberg and Lombardo:

Albert Investment Strategies, its affiliates and Albert Investment Associates, L.P., ("AIA") are shareholders of E-Z-EM, Inc., owning 822,323 shares, which approximates 7.5% of shares outstanding. We became owners of E-Z-EM over the last 14 years.


AIA established its initial position in E-Z-EM because we felt the company's prospects were not being adequately valued by the markets. We were attracted by your meaningful market share of barium imaging products, your new product pipeline, the strong macro trends in the healthcare industry, and later by the energy of new members of your senior management team coupled with the opportunity for meaningful gross profit and operating margin improvements. The dialogue that we have had with senior management over the years, both at the company's headquarters and in numerous phone conversations, as well as our own industry research, have increased our conviction that there is significant unappreciated value resident in E-Z-EM.

Further, we believe that the strategy that management was pursuing in 2003 through late 2006, of focused product-oriented top-line expansion, new product introduction in the Virtual Colonoscopy and RSDL areas and cost cutting through manufacturing and operational efficiencies was the correct plan for unlocking that value.

We are now troubled, however, by management's new strategy, as detailed on E-Z-EM's April 10th, 2007 and October 10th, 2007 earnings calls and earlier conversations with management. Specifically, in the April conference call, management talked about the company's intention to use its cash position to grow through acquisition and investments in new products. Further, you seemed disinclined to use our excess cash balances to repurchase shares or to begin issuing quarterly dividends.

We believe that such an open-ended acquisition and new product strategy is the wrong use of cash for the company today. Rather than burden your shareholders with the execution and integration risks attendant with such a strategy prior to getting our current core competencies on the right track, we believe that there is no better investment that the company could make right now than repurchasing its own shares and instituting a dividend policy.

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Indeed, with shares currently trading at $15.59 and at a significant discount to competitors based on Price to Book Value, Price to Sales and other metrics, your shares represent one of the most attractive investment opportunities in the healthcare industry. What better opportunities could there be? We urge you and the other members of the Board of Directors to have the company pursue an immediate repurchase of up to $10,000,000.00 of its outstanding shares at prices under $16 per share and declare a $.05 per share quarterly dividend. Such transactions could be financed entirely by the cash and short-term investments on the company's balance sheet, while leaving over $20 million for working capital purposes. With this $10 million, you could repurchase nearly 641,000 shares or approximately 5.8% of the shares outstanding, based on the closing price on October 15, 2007.

In addition to the use of cash required for extremely vague new product strategies or an acquisition strategy, we are also concerned about the use of management's time and focus when there is still so much work to do improving the core business. The company has made important strides in taking costs out of the business, both in the cost of goods sold and in operating expenses. But management must continue to focus on current product development and certifications, reimbursement and sales in order to grow revenue and truly demonstrate the operating leverage in the company's business model.

Further, given the lack of management experience in Chemical Warfare products, the extreme uncertainties of the government's budget process and for the reasons stated on recent conference calls, we believe it makes sense to seek a buyer for the RSDL division and use the proceeds to further repurchase shares. Alternatively, a spin-off of the RSDL segment could unlock its potential value much like the spin-off of AngioDynamics did. Currently, RSDL has no relation to E-Z-EM's core imaging business and, in our opinion, is not fully valued by the marketplace. RSDL will require substantial increases in sales and marketing in the future and thus, raising money for its growth is best done as a stand alone company.

Likewise, scale advantages in GPO contracts by our larger competitors may explain why E-Z-EM appears to tread water despite so many excellent and promising products. As such, the company's efforts in the sales and margin areas are too important to have management's attention diverted away from them via acquisitions, unproven new product development and Chemical Warfare decontaminants.

Given E-Z-EM's low valuation relative to its industry and given its ability to generate positive cash-flows over the years, you would be hard-pressed to make a case that you could achieve similar value creation by using the $40 million described above for an acquisition and new product strategy that is fraught with risk and management distraction, particularly when the two levers needed to create significant value via share repurchases and continued margin improvement, are largely under your control.

Lastly, if the company is not able to achieve its sales and earnings growth in 2008, and should the prospect of achieving CPT Codes and meaningful VC sales looks likely to be yet another two years away, we believe the Board should conduct a review of strategic alternatives for the company, including a possible sale.

There is a history of successful acquisitions in your industry, and given E-Z-EM's prospects, though seeming inability to execute on them over the last decade, the time may have come to hand off the company to a larger industry player who can take E-Z-EM to the next level and bring its great products to the world.

Therefore, to summarize our suggestions:

      1. Immediately commence a buyback or tender offer for up to $10 million of stock under $16 per share.

      2. Curtail any acquisition plans until improvements are seen in the core business.

      3. Commence a review of strategic alternatives including a possible sale of the RSDL division and the entire company.

      4. Institute a $.05 per share quarterly dividend.

It is our intention to continue to discuss our ideas with management and hope to expand our dialogue to include the Board as well. We may also speak to other shareholders and build a strong consensus of opinion in support of our value creating ideas.

Very truly yours,
/s/ Ira M. Albert
Ira M. Albert
President
Albert Investment Strategies, Inc.